SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

International Game Technology PLC

(Name of Issuer)

Ordinary shares, nominal value $0.10 per share

(Title of Class of Securities)

G4863A 108

(CUSIP Number)

Geoffrey B. Goldman, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 United States Telephone: 1-212-848-4867 Facsimile: 1-646-848-4867 Email: geoffrey.goldman@shearman.com	Maria Grazia Uglietti De Agostini S.p.A. 15, Via Giovanni da Verrazano 28100 Novara Italy Telephone: +39-0321-424-321 Facsimile: +39-39-0321-424305 Email: MariaGrazia.Uglietti@deagostini.it

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

May 25, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		Name of Reporting Persons De Agostini S.p.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization The Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 98,922,324(1)(2)
	8	Shared Voting Power 0(1)
	9	Sole Dispositive Power 98,922,324(1)
	10	Shared Dispositive Power 0(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 98,922,324(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 48.7%(2)
14		Type of Reporting Person (See Instructions) CO

(1)         Effective January 1, 2018, DeA Partecipazioni S.p.A., a wholly owned subsidiary of De Agostini S.p.A. (“De Agostini”), merged into De Agostini, resulting in the transfer of ownership of 10,073,006 ordinary shares from DeA Partecipazioni S.p.A. to De Agostini. Prior to January 1, 2018, De Agostini held 93,349,318 ordinary shares in International Game Technology PLC (“IGT PLC”). De Agostini is therefore now the sole Reporting Person under this Statement.

(2)         Pursuant to a loyalty plan implemented by IGT PLC, from and after April 7, 2018, any shareholder who held (or may in the future hold) ordinary shares continuously for a three-year period became (or will become) entitled to participate in the loyalty plan and, upon election, became (or will become) entitled to direct the voting rights with respect to one special voting share of $0.000001 (each a “Special Voting Share”) per ordinary share held for such period. Each Special Voting Share carries 0.9995 votes. De Agostini elected, effective as of May 25, 2018, to exercise its rights to participate in the loyalty plan with respect to all of its owned ordinary shares. De Agostini does not have the right to participate in the loyalty plan with respect to the ordinary shares pledged under the Forward Transaction. As of May [25], 2022, De Agostini has the right to direct the voting with respect to 85,422,324 Special Voting Shares. De Agostini has been advised that, as of such date, no other shareholders have elected to participate in the loyalty plan resulting in the right to direct the voting with respect to Special Voting Shares. As of May 6, 2022, there were 202,966,059 outstanding ordinary shares and, as of May 25, 2022, there are 85,422,324 Special Voting Shares with respect to which shareholders have the right to direct the voting. Therefore, De Agostini’s effective voting interest, as of May 25, 2022, is approximately 63.9% of the total voting power.

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 13D amends and supplements the statement on Schedule 13D relating to the ordinary shares, nominal value $0.10 (the “ordinary shares”), of International Game Technology PLC (“IGT PLC” or the “Issuer”) filed by De Agostini S.p.A. (“De Agostini”) and DeA Partecipazioni S.p.A. (“DeA Partecipazioni” and, together with De Agostini, the “Reporting Entities”) on April 15, 2015 (the “Initial Schedule 13D”), as amended by Amendment No. 1 and Amendment No. 2 (as so amended, the “Prior Schedule 13D”, and as amended by this Amendment No. 3, this “Schedule 13D”). Except as amended hereby, the Prior Schedule 13D remains in full force and effect and shall be read together with this Amendment No. 3. Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings ascribed to them in the Prior Schedule 13D. This Amendment No. 3 amends Items 4, 5 and 6 as set forth below.

Item 4.                          Purpose of Transaction.

Item No. 4 of the Prior Schedule 13D is amended by adding the following after the last paragraph thereof:

De Agostini completed settlement of the first tranche of the Forward Transaction as of May 25, 2022.

Item 5.                          Interest in Securities of the Issuer.

Item No. 5 of the Initial Schedule 13D is amended and restated as follows:

(a)-(b) Item 3 of this Schedule 13D and Items 7 through 11 and 13 of the cover page of this Amendment No. 3 and the footnotes thereto are incorporated herein by reference.  Furthermore, the following persons listed in Items 2(a)-(c) above beneficially own, directly or through investment vehicles, ordinary shares for their personal accounts:

•                  Mr. Renzo (also known as Lorenzo) Pellicioli beneficially owns 102,435 ordinary shares;

•                  Mr. Paolo Ceretti beneficially owns 15,938 ordinary shares;

•                  Mr. Marco Drago beneficially owns 32,649 ordinary shares; and

•                  Mr. Marco Sala beneficially owns 370,164 ordinary shares.

The persons named above have the sole voting power and sole dispositive power in respect of the entirety of the number of the ordinary shares indicated in this Item 5 (above).

The description of the Forward Transaction in Items 4 and 6 of this Schedule 13D is incorporated herein by reference. In connection with its pledge of ordinary shares to the Dealer under the Forward Transaction (as discussed below), De Agostini will not have the right to direct the voting with respect to the Special Voting Shares corresponding to such pledged shares. The Dealer will also have, in the event of a De Agostini default or similar enforcement event pursuant to the Forward Transaction, the right to vote or direct the vote and dispose of or direct the disposition of ordinary shares pledged by De Agostini.

There are no other persons known to have the rights to vote or direct the vote or to dispose of or direct the disposition of ordinary shares.

(c)                                  De Agostini elected, effective as of May 25, 2018, to exercise its rights to participate in the loyalty plan with respect to all of its owned ordinary shares. De Agostini does not have the right to participate in the loyalty plan with respect to the ordinary shares pledged under the Forward Transaction. As a result, as of May 25, 2022, following settlement of the first tranche of the Forward Transaction, De Agostini has the right to direct the voting with respect to 98,922,324 ordinary shares and 85,422,324 Special Voting Shares, giving De Agostini an effective voting interest of approximately 63.9 % of the total voting power.

The description of the Forward Transaction in Items 4 and 6 of this Schedule 13D is incorporated herein by reference.

Neither De Agostini nor any person listed in Items 2(a)-(c) above has effected any other transactions with respect to the ordinary shares during the past 60 days.

(d)                                Under the Forward Transaction, De Agostini is obligated to pay or distribute to the Dealer an amount equivalent to any dividends paid during the term of the Forward Transaction on a number of ordinary shares based on a theoretical hedging position by the Dealer. In the event of a default by De Agostini or certain other enforcement events under the Forward Transaction, the Dealer may have the right to receive or direct proceeds from the sale of, or dividends from, ordinary shares pledged by De Agostini in connection with the Forward Transaction, if any. Except as set forth herein, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the ordinary shares.

(e)                                  Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item No. 6 of the Prior Schedule 13D is supplemented by amending and restating the description of the Forward Transaction as follows:

Forward Transaction

On May 22, 2018, De Agostini entered into a variable forward transaction with Credit Suisse International (subsequently assigned to Credit Suisse Bank (Europe) S.A. (formerly known as Credit Suisse Securities, Sociedad de Valores S.A.)) (“Dealer”) with respect to 18,000,000 ordinary shares (the “Forward Transaction”).

The Forward Transaction is divided into multiple tranches (each, a “Tranche”), each of which is further divided into multiple individual components (each, a “Component”). The Forward Transaction has economic characteristics similar to a collar with respect to the ordinary shares.

De Agostini elected to obtain prepayment from Dealer of an amount based on the floor price under the Forward Transaction. In connection with its election to obtain prepayment, De Agostini pledged 18,000,000 ordinary shares to Dealer.

The proceeds of any prepayment may be used by De Agostini for investments and general corporate purposes.

The Forward Transaction will be settled for each tranche at De Agostini’s election either (i) in cash or (ii) by physical delivery if certain gaming-related regulatory and other conditions are satisfied. Upon a cash settlement, De Agostini will be required to pay the cash equivalent of a number of ordinary shares pursuant to a formula specified in the confirmation for the Forward Transaction based on the volume weighted average price per share and agreed floor and cap prices. If De Agostini elects physical settlement, then it may elect to deliver either a number of ordinary shares based on the specified formula, or all the ordinary shares underlying the Component; in the latter case, the Dealer may owe De Agostini an additional or increased payment.

De Agostini is obligated to pay or distribute to the Dealer an amount equivalent to any dividends paid during the term of the Forward Transaction on a number of ordinary shares based on a theoretical hedging position by the Dealer.

With respect to the remaining pledged shares, De Agostini retains the voting rights in such shares (but will not have the right to direct the voting of any Special Voting Shares related to the pledged shares). In the event of a default by De Agostini or certain other enforcement events under the Forward Transaction, the Dealer may have the right to vote or direct the vote or dispose of or direct the disposition of any such pledged ordinary shares and to receive dividends thereon.

De Agostini has agreed to reimburse IGT PLC for certain fees and expenses and to indemnify IGT PLC for certain liabilities incurred by IGT PLC in connection with the Forward Transaction.

De Agostini elected to settle the first tranche of the Forward Transaction through physical delivery of 4,500,000 ordinary shares to Dealer. Settlement of the first Tranche was completed as of May 25, 2022.

In addition, subject to the satisfaction of certain conditions, De Agostini currently intends to settle the three remaining tranches of the Forward Transaction through physical delivery of ordinary shares to Dealer during the 20-day settlement period for each such tranche, which could result in the physical delivery of up to an additional 13.5 million ordinary shares in the aggregate. Settlement for the remaining three tranches is scheduled to end in November 2022, May 2023 and November 2023, respectively. De Agostini may in the future change its intent with respect to the settlement method for any one or more of the three remaining tranches.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2022
De Agostini S.p.A.

	By:	/s/ Marco Drago
		Name:	Marco Drago
		Title:	Chairman